Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-173672

SUPPLEMENT NO. 2 Dated January 3, 2014

to PROSPECTUS and PROSPECTUS SUPPLEMENT

each Dated April 21, 2011

US $1,500,000,000

JOHN DEERE CAPITAL CORPORATION

JDCC InterNotes

Due Nine Months or More from Date of Issue

This Supplement supersedes Supplement No. 1 dated April 3, 2013 and amends certain subsections in the Prospectus Supplement under the heading “United States Federal Income Taxation” as follows:

After the subsection entitled “Sale and Retirement of Notes” a new subsection is added as follows:

Medicare Tax on “Net Investment Income”

Certain United States persons that are holders (including individuals, estates and trusts) are subject to an additional 3.8% Medicare tax on unearned income.  For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over certain specified amounts.  “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income.  Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents and capital gains.  United States persons that are holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in a Note.

After the subsection entitled “Non-U.S. Holders” a new subsection is added as follows:

Foreign Account Tax Compliance

A holder of a Note who is not a United States person should be aware that United States tax legislation (“FATCA”) enacted in 2010 provides that a 30% withholding tax will be imposed on certain payments (which could include interest in respect of Notes and gross proceeds from their sale, exchange or other disposition) made to a foreign entity if such entity fails to satisfy certain disclosure and reporting rules that in general require that (i) in the case of a foreign financial entity, the entity identify and provide information in respect of financial accounts with such entity held (directly or indirectly) by United States persons and United States-owned foreign entities, and (ii) in the case of a non-financial foreign entity, the entity identify and provide information in respect of substantial United States owners of such entity.

Under final FATCA regulations released in January 2013 (as modified by IRS Notice 2013-43), FATCA withholding generally will not apply to (i) all payments with respect to debt instruments issued prior to July 1, 2014 (unless the debt instrument is subject to a “significant modification” on or after that date such that it is considered to be re-issued for U.S. federal income tax purposes) and (ii) all payments of gross proceeds from the sale, exchange or other disposition of debt instruments occurring before January 1, 2017.  Various requirements and exceptions are provided under FATCA and additional requirements and exceptions may be provided in subsequent guidance.  Further, the United States has entered into (and may enter into more) intergovernmental agreements (“IGAs”) with foreign governments relating to the implementation of, and information sharing under, FATCA and such IGAs may alter one or more of the FATCA information reporting rules.  A holder of a Note who is not a United States person should consult their own tax advisors regarding the potential application and impact of these requirements based on their particular circumstances.